UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 22 November,2004  By /s/Ronald Lea Erratt Company Secretary

ASX MEDIA RELEASE
22 NOVEMBER, 2004

GLYCOTEX INC RECEIVES ADDITIONAL CAPITAL FOR THE DEVELOPMENT
OF GLUCOPRIME.

Novogen Limited (ASX: NRT - Nasdaq: NVGN) today announced that
Glycotex, Inc., its US based subsidiary, had received an additional A$900,000 from the exercise of outstanding shareholder warrants. Subsequent to this issue of further shares, Novogen will retain 93% of Glycotex, Inc.

Glycotex, Inc., holds a licence from Novogen Limited for the development of its Glucan technology.

Glycotex, Inc., is conducting a phase II clinical trial in Australia on the Glucan product "Glucoprime".

Glucoprime is based on Novogen's Glucan technology which is a carbohydrate-based drug designed to stimulate wound healing in skin ulcers in which the normal healing process is delayed. This includes ulcers due to diabetes, bed-sores, arterial disease, and poor circulation.

The double-blind, placebo controlled phase II trial is being conducted on patients with chronic deep venous stasis ulcers of the legs.

Venous insufficiency ulcers are the most common form of skin ulcer in the community, and the problem is a major community health issue.

The proceeds of the warrants will allow the Company to further pursue its research and development of Glucoprime and for general corporate purposes.

Further information on Novogen Limited can be found at www.novogen.com.


Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use.
Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Marshall Edwards, Inc., + 61.2.9878 0088